March 30, 2022

Correspondence Filing via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Megan Akst; Christine Dietz
Division of Corporation Finance
Office of Technology

Re:    Evoqua Water Technologies Corp.
Form 10-K for the Fiscal Year Ended September 30, 2021
Filed November 17, 2021
Form 8-K Submitted on February 1, 2022
File No. 001-38272

Ladies and Gentlemen:

We have set forth below responses of Evoqua Water Technologies Corp. (“Evoqua” or the “Company”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated March 21, 2022 regarding your review of Evoqua’s filings noted above.

For your convenience, we have restated in bold type each of the Staff’s comments followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations, page 44

1.Comment: We note your reconciliations here and on page 47 include a subtotal for EBITDA. Please revise in future filings to disclose that EBITDA is also a non-GAAP measure or alternatively remove the subtotal.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings that reference EBITDA, it will include disclosure that EBITDA is a non-GAAP measure.

Consolidated Financial Statements
Note 24. Business Segments, page 113

210 Sixth Avenue, Suite 3300 Pittsburgh, PA 15222 USA	evoqua.com

2.Comment: We note your disclosure that you evaluate your segment operating results based on earnings before interest, taxes, depreciation and amortization, and certain other charges that are specific to the activities of the respective segments. However, it appears based on the table on page 115 that segment income from operations is your segment measure of performance. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that segment income from operations is the Company’s segment measure of performance reflected in the Company’s financial statements. However, as described in Management’s Discussion and Analysis of Financial Condition and Results of Operations, management also evaluates segment operating results based on revenue and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), as we believe these financial measures are helpful in understanding and evaluating the segments’ core operating results and facilitates comparison of the Company’s performance on a consistent basis period over period.

In future filings, the Company will revise its Business Segments Financial Statements Note to exclude discussion of evaluation of segment operating results based on EBITDA, and certain other charges that are specific to the activities of the respective segments. The Company will limit its discussion of, and reference to, supplemental segment measures of performance, such as adjusted EBITDA, to Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Form 8-K Submitted on February 1, 2022

Exhibit 99.1
Adjusted Net Income and Adjusted EPS, page 12

3.Comment: You present what appears to be a non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please remove this presentation in future filings and revise to reconcile each non GAAP measure separately. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings, it will reconcile its non-GAAP measures to the most directly comparable GAAP measures without presenting a non-GAAP income statement.

If the Staff has any questions regarding our responses or any additional comments, please feel free to call me at (724) 772-1572 or email me at ben.stas@evoqua.com.

Sincerely,

/s/ Benedict J. Stas

Benedict J. Stas
Executive Vice President, Chief Financial Officer and Treasurer